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                                 HOLLINGER INC.

                       INTEREST PAYMENT DUE MARCH 1, 2004


Toronto, Canada, March 1, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it has not made the interest payment due March 1, 2004 on its outstanding US$120.0 million aggregate principal amount of 11.875% senior secured notes due 2011 (the "Senior Secured Notes"). The non-payment of interest does not constitute an event of default under the indenture governing the Senior Secured Notes unless such non-payment continues for a period of 30 days from the date such interest is due. Hollinger, together with its advisors, are continuing to actively examine Hollinger's available options in order to satisfy its obligations under the Senior Secured Note indenture in a timely manner.

Hollinger's principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                             For more information, please contact:

Jim Badenhausen                            Peter G. White
646-805-2006                               416-363-8721


                              www.hollingerinc.com